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SEC Mail Processing Section
MAR 05 2012
Washington, DC 123

UN[ITED STATES]
SECURITIES AN[D EXCHANGE COMMISSION]
Washi[ngton]

12012653

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Newport Center Drive, Suite 303
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William O'Connor 949-706-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WOConnor
Signature

President
Title

SEE Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 28 day of February 2012, by

Date / Month / Year

(1) William O'Connor,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

ANNE MANSOUR
Commission # 1940873
Notary Public - California
Orange County
My Comm. Expires Jul 11, 2015

Place Notary Seal Above

Signature [signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: Feb 28, 2012 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Item #5910

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

PART I

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholders' Equity	4
Statement of Changes in Financial Condition	5
Notes to Financial Statements	6 - 8
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	9
Schedule II - Statement of Liabilities Subordinated to Claims of Creditors	10
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3	12

PART II

Report on Internal Control	13-14

PART III

SIPC Supplemental Report	15-16

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, CA

I have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in shareholders' equity and changes in financial condition for the year then ended that you are filing pursuant to rule 17a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of O'Connor & Company Securities, Inc. as of December 31, 2011 and the results of its operations, shareholders' equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2012

O'Connor & Company Securities
Statement of Financial Condition
December 31, 2011

Assets

Cash		
Checking	$ 23,705	
Payroll checking	173,101	
Clearing brokers	17,928	$ 214,734
Due from clearing broker		147,594
Inventory - bonds		892,519
Secured demand note receivable		600,000
Prepaid expenses		17,013
Property and Equipment, at cost, net of accumulated depreciation of $3,084		2,820
Security deposits		4,159
Total Assets		$ 1,878,839

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses		$ 18,110
Accrued commissions		171,751
Due to clearing broker - inventory		892,207
Interest payable - subordinated notes		10,500
Liabilities		1,092,568
Liabilities subordinated to claims of general creditors		600,000
Shareholders' Equity		
Common stock ($5 par value, 100,000 shares authorized, 26,600 shares issued and outstanding)	$ 133,000	
Paid-in capital	1,000	
Retained earnings (deficit)	52,271	186,271
Total Liabilities and Shareholders' Equity		$ 1,878,839

See Accompanying Notes to Financial Statements

O'Connor & Company Securities
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Trading income	$ 414,576
Underwriting revenue	965,995
Unrealized gain (loss)	-
Total Revenues	1,380,571
Expenses	
Auto expense	15,834
Clearing expenses	90,089
Commissions	717,793
Depreciation	1,542
Donations	2,125
Dues and subscriptions	4,239
Insurance	39,668
Interest expense	57,562
Office expense	25,430
Professional fees	46,050
Quotation service	32,694
Regulatory fees	4,155
Rent	30,239
Salaries and wages	274,466
Travel and entertainment	23,316
All other expenses	8,597
Total Expenses	1,373,799
Income before income taxes	6,772
Income tax provision	800
Net Income	$ 5,972

See Accompanying Notes to Financial Statements

O'Connor & Company Securities
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2010	26,600	$ 133,000	$ 1,000	$ 46,299	$ 180,299
Capital addition					
Net Income				5,972	5,972
Balance, December 31, 2011	26,600	$ 133,000	$ 1,000	$ 52,271	$ 186,271

See Accompanying Notes to Financial Statements

O'Connor & Company Securities
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net income	$ 5,972
Depreciation	1,542
Changes in operating assets and liabilities:	
Due from clearing broker	34,512
Prepaid interest	4,764
Inventory - bond	(330,573)
Security deposit	845
Accounts payable and accrued expenses	(152,163)
Accrued commissions	171,751
Interest payable	10,500
Loans payable - bond inventory	322,969
Net cash used by operating activities	70,119
Cash Flows for Investing Activities:	
Disposition of property and equipment	4,890
Cash flow for investing activities	4,890
Cash Flows from Financing Activities	-
Net increase in cash	75,009
Cash at beginning of year	139,725
Cash at end of year	$ 214,734
Supplemental Cash Flow Information:	
Cash paid for interest	$ 47,062
Cash paid for taxes	$ 800

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 1 - ORGANIZATION

O'Connor & Company Securities, Inc. (the Company) is a California corporation incorporated on November 9, 2007. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") as of June 12, 2008. The Company is engaged in underwriting and selling group participant municipal securities, U.S. government securities, U.S. corporate debt and equity securities, mutual funds, collateralized mortgage obligations and trading securities for its own account. The Company does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory
Securities inventory is valued at market which approximates cost.

Securities Transactions
Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Provision for Income Taxes
The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)
Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 2), the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2011, the Company recorded the minimum franchise tax of $800.

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but at December 31, 2011, the Company had net capital in excess of its required net capital of $250,000. See page 9 for the net capital computation.

O'Connor & Company Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 5 – SUBORDINATED BORROWINGS

The subordinated borrowings are primarily with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may be repaid.

It is the Company's intention to renew the secured demand note collateralizing agreements due in 2012.

NOTE 6 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 15, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital		
Total ownership equity		$ 186,271
Plus: Subordinated debt		600,000
Less: Non Allowable assets		
Prepaid expenses	$ 17,013	
Property and equipment net of accumulated depreciation	2,820	
Security deposits	4,159	(23,992)
Haircuts		(54,367)
Net Capital		$ 707,912
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 72,874
Minimum dollar net capital required		$ 250,000
Net Capital required (greater of above amounts)		$ 250,000
Excess Capital		$ 457,912
Computation of Aggregate Indebtedness		
Total liabilities	$1,692,568	
Less: subordinated debt	(600,000)	$1,092,568
Aggregate indebtedness to net capital		1.54 to1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 710,005
Increase in accrued expenses	(2,092)
Variance - rounding	(1)
Net Capital Per Audit	$ 707,912

See Accompanying Notes to Financial Statements

O'Connor & Company Securities
Schedule II
Statement of Liabilities Subordinated to the Claims of Creditors
December 31, 2011

	Balance Dec. 31, 2010	Additions	Deletions	Balance Dec. 31, 2011
William J. O'Connor 7% interest, payable monthly principal due March 1, 2014	$ 300,000	$ -	$ -	$ 300,000
Kenneth & Louise Caresio Living Trust 7% interest, payable quarterly principal due May 31, 2012	300,000	-	-	300,000
Total	$ 600,000	$ -	$ -	$ 600,000

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc.
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Report of Independent Accountant
On Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements O'Connor & Company Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by O'Connor & Company Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

O'Connor & Company Securities, Inc.'s management is responsible for the O'Connor & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated February 22, 2012 noting a minor difference of $180. This amount was included in accrued expenses as of December 31, 2011.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 24, 2012